Heartln Inc.
(dba “HeartIn”)

Financial Statements

For the Years Ended December 31, 2015 and 2016



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MARPÉ

FINANCE & ACCOUNTING

STARTUP CFO — SEED TO IPO

Independent Accountant's Review Report

July 14, 2017

I have reviewed the accompanying balance sheets of Heartln Inc. ("HeartIn" or the "Company") as of December 31, 2015 and 2016, and the related income statements, statements of stockholders' equity and statements of cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with U.S. GAAP.

Sincerely,

Glenn Ballard, CPA

Heartln Inc. (dba "HeartIn")
Financial Statements for the Years Ended December 31, 2015 and 2016

Table of Contents

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Heartln Inc. (dba "HeartIn")
Financial Statements for the Years Ended December 31, 2015 and 2016

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Balance Sheets
(in USD)

	December 31, 2015	December 31, 2016
Assets		
Current assets		
Cash	$ 2,938	$ 837
Inventory	-	-
Total current assets	2,938	837
Other noncurrent assets	-	-
Total assets	$ 2,938	$ 837
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ -	$ -
Accrued liabilities	-	400
Total current liabilities	-	400
Common Stock		
no par value; 1,500 shares authorized;		
1,500 shares issued and outstanding as		
of December 31, 2016	-	-
Additional paid-in capital	-	-
Retained earnings	2,938	437
Stockholders' equity	2,938	437
Total Liabilities and Stockholders' Equity	$ 2,938	$ 837

See accompanying notes to the financial statements

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Heartln Inc. (dba "HeartIn")
Financial Statements for the Years Ended December 31, 2015 and 2016

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Income Statements
(in USD)

| | Year Ended December 31, | |
	2015	2016
Revenues	$ 3,792	$ 10,784
Cost of revenues	550	2,425
Gross profit	3,242	8,359
Operating expenses		
Sales & marketing expenses	-	126
Research & development expenses	-	879
General & administrative expenses	304	9,003
Total operating expenses	304	10,008
Operating income (loss)	2,938	(1,649)
Other income (expense)	-	-
Income tax benefit (expense)	-	(852)
Net income (loss)	$ 2,938	$ (2,501)
Basic weighted average number of outstanding shares	1,500	1,500
Basic net loss per share	$ 1.96	$ (1.67)
Fully diluted weighted average number of outstanding shares	1,500	1,500
Basic net loss per share	$ 1.96	$ (1.67)

See accompanying notes to the financial statements

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Statements of Stockholders' Equity
Years Ended December 31, 2015 and 2016
(in USD)

	Common Stock		Additional Paid-In Capital	Retained Earnings / Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balances - December 31, 2014	1,500	-	-	-	-
Net income (loss)	-	-	-	2,938	2,938
Balances - December 31, 2015	1,500	-	-	2,938	2,938
Net income (loss)	-	-	-	(2,501)	(2,501)
Balances - December 31, 2016	1,500	$ -	$ -	$ 437	$ 437

See accompanying notes to the financial statements

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HeartIn Inc. (dba "HeartIn")
Financial Statements for the Years Ended December 31, 2015 and 2016

Statements of Cash Flows
(in USD)

	Year Ended December 31,	
	2015	**2016**
Cash Flows from Operations		
Net income (loss)	$ 2,938	$ (2,501)
Adjustments to net income (loss)		
Changes in assets and liabilities		
Accrued liabilities	-	400
Total Cash Flows from Operations	2,938	(2,101)
Cash Flows from Investing		
Purchase of assets	-	-
Total Cash Flows from Investing	-	-
Cash Flows from Financing		
Common Stock	-	-
Total Cash Flows from Financing	-	-
Total Cash Flows	2,938	(2,101)
Beginning Cash Balance	-	2,938
Ending Cash Balance	$ 2,938	$ 837

See accompanying notes to the financial statements

HeartIn Inc. (dba "HeartIn")
Financial Statements for the Years Ended December 31, 2015 and 2016

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NOTE 1 – NATURE OF OPERATIONS

HeartIn Inc. ("HeartIn" or the "Company") was incorporated on December 1, 2014 ("Inception") as a Delaware corporation. The Company's headquarters are in Miami, Florida. The financial statements of HeartIn are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

HeartIn produces and markets wearable medical technology devices, which provide electrocardiogram ("EKG") readings and analyses of the person wearing the device. Information is downloaded to the user's smart phone or personal computer or another mobile device. The Company's plan is that th EKG information can be transmitted to a cardiology consultant for an online cardiology consultation.

As of December 31, 2016, the Company had generated a cumulative total of approximately $15,000 in revenues since inception.

The Company is still in the very early stages of developing its business. Accordingly, risks associated with startup, early stage companies apply to the Company. Such risks include, but are not limited to, the need to raise additional funding, the need to generate additional revenues, the need to develop ongoing relationships with additional lenders and borrowers, the need to hire skilled employees, the need to comply with regulatory requirements, and the need to achieve profitability and sustainability.

Management Plans and Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated significant revenues from principal operations and has not yet proved the viability of its business model. Because losses will continue until such time that profitable operations can be obtained, the Company is reliant on external financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for at least a year after the date that the financial statements are issued.

The Company intends to fund its operations through the sale of financial instruments to external investors, as well as increase operating revenues. If the Company cannot raise additional short term capital, it may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company or increase revenues and margins enough to sustain operations. If the Company is unable to obtain sufficient amounts of additional capital, this could harm its business, financial condition and operating results. The financial statements do not include any adjustments that could result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLIICES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported

amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to loan loss reserves and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents
The Company maintains its cash on deposit with a well-established and widely known bank headquartered in California, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, the Company may maintain balances in excess of the insured amount.

Cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable.

Heartln Inc. (dba "HeartIn")
Financial Statements for the Years Ended December 31, 2015 and 2016
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Capitalized software costs are amortized over the estimated useful life of the corresponding software, which is estimated to be five years. Periodic amortization amounts are accounted for as research and development expense.

To date, all such software development costs have been charged to research and development expense.

Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

Revenue Recognition and Cost of Revenues
To date, the Company has earned revenues from shipping its products, which contain miniature EKG devices, to customers. Customers pay for the products online, via the Company's web site, and the Company recognizes revenues upon shipment to customers.

In the future, the Company may offer as subscription service, which would include real-time cardiology consultation with experts. If and when the Company offers such a service, customer payments would be made upfront, and the Company would recognize subscription revenues ratably, over the course of the respective customer subscription periods.

Research and Development
The Company incurs research and development costs during the process of researching and developing our technologies and future online offerings. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At March 31, 2017, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Earnings Per Share, Basic and Diluted
The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the

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average market price per share during the year. During a period in which the Company incurs a net loss, no common stock equivalents would be included in the diluted earnings per share calculation for the period, because including them would have an anti-dilutive effect.

Recent Accounting Pronouncements

On May 28, 2014, the United States Financial Accounting Standards Board (the "FASB") and the International Accounting Standards Board (the "IASB") issued new, converged guidance on recognizing revenue from contracts with customers. The new guidance is a major milestone in the Boards' joint efforts to converge and issue new, improved guidance on revenue recognition. Presently, U.S. GAAP has complex, detailed, and disparate revenue recognition requirements for specific transactions and industries. As a result, different industries use different accounting for economically similar transactions. The objective of the new guidance is to establish principles to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenues earned from contracts with customers. The new revenue recognition guidance, codified in FASB Accounting Standards Update ("ASU") 2017-09, is effective for companies that file with the Securities and Exchange Commission (the "SEC") for annual and interim periods beginning after December 31, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact of the new revenue recognition standard on the Company's financial statements.

In February 2016, the FASB issued a new accounting standard update (ASU 2016-02, Leases (Topic 842)), which will require for all operating leases the recognition of a right-of-use asset and a lease liability, in the balance sheet. The lease cost will be allocated over the lease term on a straight-line basis. This guidance will be effective on January 1, 2019, on a modified retrospective basis, with early adoption permitted. We are currently evaluating the impact this guidance will have on our financial position, results of operation and stockholders' equity.

In March 2016, the FASB issued a new accounting standard update (ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)), which is intended to improve the operability and understandability of the implementation guidance by clarifying the following: how an entity should identify the unit of accounting for the principal versus agent evaluation; how the control principle applies to transactions, such as arrangements; reframes the indicators to focus on a principal rather than an agent, removes the credit risk and commission indicators and clarifies the relationship between the control principle and the indicators; and revises the existing illustrative examples and adds new illustrative examples. This guidance will be effective January 1, 2018, either on a full retrospective approach or a modified retrospective approach, with early adoption permitted, but not before January 1, 2017. We are currently evaluating the impact this guidance will have on our financial position, results of operation and stockholders' equity.

In June 2016, the FASB issued ASU 2016-13, which updates U.S. GAAP guidance for losses on financial instruments. Instead of a loan loss reserve that can only be reversed when an outstanding debt instrument matures, the new guidance will require the establishment of an allowance, which will need to be estimated and adjusted each reporting period on an ongoing basis, with resulting impacts on income and expense, throughout the term of an outstanding debt instrument. For filers with the SEC, this new standard is

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effective for annual and interim periods beginning after December 19, 2019. Early adoption is permitted for periods beginning after December 15, 2018. This new GAAP guidance could have a material impact on the Company's financial statements.

In August 2016, the FASB issued a new accounting standard update (ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments), which clarifies the guidance on eight specific cash flow issues. This guidance will be effective January 1, 2018 on a full retrospective approach, with early adoption permitted. We are currently evaluating the impact this guidance will have on our statement of cash flows.

The Financial Accounting Standards Board issues Accounting Standard Updates to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – ACCRUED LIABILITIES

Accrued liabilities of $400 at December 31, 2016, represents the amount for 2015 Delaware annual franchise tax, which the Company owes to a related party, because the related party paid the tax on behalf of the Company.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the year ended December 31, 2016:

Current tax provision	
Federal	$ 452
State	400
Total	852
Deferred tax provision (benefit)	
Federal	$ -
State	-
Valuation allowance	-
Total	-
Total provision for income taxes	$ 852

Heartln Inc. (dba "HeartIn")
Financial Statements for the Years Ended December 31, 2015 and 2016

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The tax authorities to which the Company is subject are the Internal Revenue Service (the "IRS") of the United States of America, the state of Delaware and the state of Florida. Additionally, the Company may incur sales tax liabilities in additional states in the future. The Company is not currently under examination by any tax authority.

NOTE 6 – SUBSEQUENT EVENT

Subsequent to December 31, 2016, the Company raised approximately $15,000, net, from gratuitous contributors via a Kickstarter campaign.

NOTE 7 – STOCKHOLDERS' EQUITY

Common Stock
The Company is authorized to issue 1,500 shares of Common Stock, each having no par value. Upon inception of the Company, all 1,500 authorized shares of Common Stock were issued to the Company's two cofounders.

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